UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2006
Commission File Number: 000-25383

INFOSYS TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Bangalore , Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. 80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ & Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b). Not Applicable

Infosys Technologies Limited (the "Company") hereby furnishes the United States Securities and Exchange Commission with the information contained in this Report on Form 6-K. The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On August 14, 2006, Mr. Srinath Batni, an executive director of the Company, sold 10,000 equity shares of the Company. Pursuant to the terms of the Company's Insider Trading Rules, a director, officer or certain other designated employees of the Company may buy or sell the Company's equity shares only after prior notification to the Company, may only buy or sell such equity shares during an open trading window, and must notify the Company within one working day following the execution of such transaction. Mr. Batni notified the Company of his intent to sell his equity shares and sold such equity shares during an open trading window. However, Mr. Batni inadvertently failed to notify the Company about the sale of the equity shares within one working day after the transaction, which failure was a violation of the Company's Insider Trading Rules. Mr. Batni notified the Company of his sale of 10,000 equity shares on August 23, 2006.

The audit committee of the Company's board of directors, which is responsible for review of Company management's monitoring of compliance with the Company's standards of business conduct, determined that Mr. Batni's failure to timely notify the Company of the sale of equity shares was a technical violation of the Insider Trading Rules, which forms a part of the Company's Code of Conduct, and therefore imposed on Mr. Batni a penalty of Rs.500,000, which Mr. Batni has been directed to pay to a charity. We notified the Indian stock exchanges and the NASDAQ of the sale of equity shares by Mr. Batni on August 29, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI

Nandan M. Nilekani
Chief Executive Officer

Dated: 30 August, 2006